Note 1 – Description of Business

BG Strategic Advisors, LLC (the "Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance.

The Company provides investment banking services to its clients, helping to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Revenue Recognition
The Company generates income from services to provide general business strategy consulting, business valuations and corporate finance services. Contracts for these services have different terms based on the scope, deliverables and complexity of the engagement, which require management to make judgments and estimates in recognizing revenue. The Company is compensated on contracts principally through time and material arrangements, cost-reimbursable plus fee arrangements, and fixed price and contingent fee arrangements.

Revenue for general business consulting services is recognized as work is performed and amounts are earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured. For these types of arrangements, the Company recognizes revenue over the period of performance. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a proportional performance model based on level of effort, as milestones are achieved or when final deliverables have been provided. Revenue arrangements entered into with the same client that are accounted for under Financial Accounting Standard Codification ("ASC") 605-25 are accounted for on a combined basis when they are entered into at or near the same time, unless it is clearly evident that the contracts are not related to one another.

Billings in excess of revenue recognized for which payments have been received are recorded as deferred revenue until the applicable revenue recognition criteria have been met.

Note 2 – Summary of Significant Accounting Policies, continued

Accounts Receivable
The Company invoices for its work using negotiated contracts. The Company provides for credit losses based on management's evaluation of collectability, based on current and historical performance of the customer. Accounts receivable are not presented net of an allowance for doubtful accounts, as management believes that all outstanding amounts at December 31, 2015 are fully collectible.

Property and Equipment
The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated economic useful lives of the assets.

Date of Management Review
Management evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 2, 2016, the date at which the financial statements were available to be issued.

Note 3 – Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Note 3 – Fair Value of Financial Instruments, continued

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2015, the Company's cash equivalents include money market securities. These securities are valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

Note 4 – Property & Equipment

Property and equipment is fully depreciated and consist of the following at December 31, 2015:

Office equipment	$ 26,979
Furniture and fixtures	1,711
Vehicles	105,193
Property and equipment	133,883
Less: accumulated depreciation	(133,883)
Property and equipment, net	$ -

Depreciation expense was $6,341 for the year ended December 31, 2015.

Note 5 – Concentrations of Credit Risk

On July 30, 2013, the SEC amended the Customer Protection Rule regarding the "PAIB" account. The Company maintains a bank account at one financial institution. Due to the SEC amendment, this account is now a "proprietary account of other broker/dealers ("PAB") held by the clearing broker/dealer." Under the rule amendments, a carrying broker may use PAB account securities for its own purposes, provided that it informs the PAB account holder that it intends to do so and provides the PAB account holder with the opportunity to object to such use. If the carrying broker complies with these requirements, the PAB account holder will not be required to deduct the value of the PAB account from its net capital under the net capital rule. The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2015, amounts in excess of FDIC and SIPC insured limits were $120,482.

Note 6 – Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of income for the year ended December 31, 2015.

Note 7 – Related Party Transactions

During 2015, the Company incurred costs of $65,828 on behalf of Cambridge Capital, an entity owned by the Managing Member. Cambridge Capital has made cash reimbursements to the Company in the amount of $65,828 during 2015.

During 2015, the Company incurred costs of $2,339 on behalf of BGSA II, LLC, an entity owned by the Managing Member. BGSA II, LLC has made cash reimbursements to the Company in the amount of $2,339 during 2015.

During 2015, the Company incurred costs of $17,045 on behalf of BGSA, Inc., its parent company. On June 6, 2014, BGSA Inc, the parent, purchased the office suite and a gratis rent agreement was set up for $500 per month. The gratis rent expensed in 2015 was $6,000 and applied as an offset to the costs incurred on behalf of BGSA, Inc. The related party receivable, in the net amount of $11,045, due to the Company from BGSA, Inc. was settled through a non-cash distribution to the Managing Member.

Note 8 – Employee Benefit Plan

Effective January 1, 2013, BGSA, Inc. adopted a non-standardized prototype profit sharing 401(k) plan under which the employees of the Company are entitled to participate. The Company may make a discretionary matching contribution to each eligible participant. In addition, the Company is to provide a safe harbor matching and a profit sharing contribution. The safe harbor matching contribution formula is 100% for the initial 3% of deferrals, and 50% for the next 2% of deferrals for a maximum company contribution of 4% of an employee's eligible compensation. The participants are immediately vested in all contributions. The Company's contributions during the year ended December 31, 2015 was $24,956.

Note 9 – Long-Term Incentive and Compensation Plan

During 2009, the Company adopted a Long-term Incentive and Compensation Plan (the "Plan"). In accordance with the Plan, the incentive shares are redeemable by the Company, and possess a contractual right to participate in the value of the Company upon the occurrence of a "Liquidity Event" as defined under the terms of the Plan. No value has been recorded for the shares granted or vested due to the contingent nature of the shares awarded.

Incentive share activity during 2015 is summarized below:

Shares granted and outstanding at January 1, 2015	2,100,000
Granted during the year	-
Forfeited during the year	(200,000)
Shares granted and outstanding at December 31, 2015	1,900,000

Of the 1,900,000 shares outstanding, 1,850,000 shares were vested at December 31, 2015.

Note 10 – Commitments and Contingencies

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

During 2015, the Company was awarded $76,620 in bankruptcy court for services previously provided to a former client. This awarded amount was recognized as Other Income in the Statement of Operations and Member's Equity.

The Company has granted bonuses in the amounts approximately of $95,833 in the aggregate pursuant to its Long Term Incentive and Compensation Plan, the payments of which are contingent upon the occurrence of future events during 2016 and 2018. During 2015, the Company paid a previously deferred bonus in the amount $50,000 upon the satisfaction of certain conditions.

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and maximum ratio of aggregate indebtedness to net capital, both as defined. The Company was in compliance with its net capital and debt-to-equity ratio requirements at December 31, 2015.

At December 31, 2015, the Company had net capital of $177,213, which was $148,898 in excess of the required net capital of $28,315. The company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 2.40 to 1, below the maximum ratio of 15 to 1.